Condensed Interim Consolidated Financial Statements
For the Three Months Ended March 31, 2019 and March 31, 2018

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS)/INCOME
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended March 31,
		2019	2018

Revenue	12	$67,257	$70,819
Cost of sales excluding depreciation and amortization	13	43,804	59,574
Depreciation and amortization		6,862	8,221
Mine operating margin		16,591	3,024

Other expenses/(income)
Exploration expense		844	706
General and administrative		4,105	1,109
Finance expense, net	15	3,547	4,783
Other income		(321)	(628)
Loss/(gain) on fair value of financial instruments, net	4	3,873	(5,442)
Income before tax		4,543	2,496
Income tax expense	16	7,202	2,891
Net loss and comprehensive loss		$(2,659)	$(395)
Net loss attributable to non-controlling interest		(735)	(1,410)
Net (loss)/income attributable to Golden Star shareholders		$(1,924)	$1,015

Net (loss)/income per share attributable to Golden Star shareholders
Basic	17	$(0.02)	$0.01
Diluted	17	$(0.02)	$(0.03)
Weighted average shares outstanding-basic (millions)		108.8	76.2
Weighted average shares outstanding-diluted (millions)		108.8	87.6
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	March 31, 2019	December 31, 2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$81,868	$96,507
Accounts receivable		5,257	3,213
Inventories	5	37,808	35,196
Prepaids and other		5,404	5,291
Total Current Assets		130,337	140,207
RESTRICTED CASH		6,545	6,545
MINING INTERESTS	6	277,198	270,640
DEFERRED TAX ASSETS		—	595
Total Assets		$414,080	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$71,719	$78,484
Current portion of rehabilitation provisions	8	8,885	7,665
Current portion of deferred revenue	9	14,506	14,316
Current portion of long term debt	10	27,858	27,482
Other liability	14	6,410	6,410
Total Current Liabilities		129,378	134,357
REHABILITATION PROVISIONS	8	56,262	58,560
DEFERRED REVENUE	9	103,048	105,632
LONG TERM DEBT	10	71,347	73,224
DERIVATIVE LIABILITY	4	8,050	4,177
DEFERRED TAX LIABILITY	16	5,681	—
Total Liabilities		373,766	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		908,065	908,035
CONTRIBUTED SURPLUS		38,226	37,258
DEFICIT		(833,269)	(831,283)
Shareholders' equity attributable to Golden Star shareholders		113,022	114,010
NON-CONTROLLING INTEREST		(72,708)	(71,973)
Total Equity		40,314	42,037
Total Liabilities and Shareholders' Equity		$414,080	$417,987
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended March 31,
	Notes	2019	2018

OPERATING ACTIVITIES:
Net loss		$(2,659)	$(395)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization		6,995	8,228
Share-based compensation	14	946	(2,638)
Income tax expense	16	7,202	2,891
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	4	3,873	(5,442)
Recognition of deferred revenue	9	(3,547)	(3,239)
Reclamation expenditures	8	(689)	(1,343)
Other	20	2,787	2,748
Changes in working capital	20	(15,498)	(4,781)
Net cash used in operating activities		(590)	(3,971)
INVESTING ACTIVITIES:
Additions to mining properties		(288)	(309)
Additions to plant and equipment		—	(245)
Additions to construction in progress		(12,854)	(11,028)
Change in accounts payable and deposits on mine equipment and material		1,854	(71)
Net cash used in investing activities		(11,288)	(11,653)
FINANCING ACTIVITIES:
Principal payments on debt	10	(2,779)	(939)
Proceeds from debt agreements		—	15,000
Exercise of options		18	—
Net cash (used in)/provided by financing activities		(2,761)	14,061
Decrease in cash and cash equivalents		(14,639)	(1,563)
Cash and cash equivalents, beginning of period		96,507	27,787
Cash and cash equivalents, end of period		$81,868	$26,224
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2017	76,116,215	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	76,116,215	783,167	35,284	(813,160)	(66,025)	(60,734)
Shares issued under DSUs	70,198	151	(151)	—	—	—
Shares issued under options	2,500	7	(7)	—	—	—
Options granted net of forfeitures	—	—	632	—	—	632
Deferred share units granted	—	—	133	—	—	133
Performance and restricted share units granted	—	—	1	—	—	1
Net income/(loss)	—	—	—	1,015	(1,410)	(395)
Balance at March 31, 2018	76,188,913	$783,325	$35,892	$(812,145)	$(67,435)	$(60,363)

Balance at December 31, 2018	108,819,009	$908,035	$37,258	$(831,283)	$(71,973)	$42,037
Impact of adopting IFRS 16 on January 1, 2019 (see Note 3A)	—	—	—	(62)	—	(62)
Balance at January 1, 2019 (restated)	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	5,350	30	(12)	—	—	18
Options granted net of forfeitures	—	—	585	—	—	585
Deferred share units granted	—	—	208	—	—	208
Performance and restricted share units granted	—	—	187	—	—	187
Net loss	—	—	—	(1,924)	(735)	(2,659)
Balance at March 31, 2019	108,824,359	$908,065	$38,226	$(833,269)	$(72,708)	$40,314

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach ("CIL") processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2018, except for the changes in accounting policies described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on April 30, 2019.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
A) New Accounting Standards Effective 2019
The Company has adopted the following new and revised standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019.

On January 1, 2019, the Company adopted the requirements of IFRS 16 Leases. As a result, the Company updated its accounting policy for leases to align with the requirements of IFRS 16. The Company elected to use the modified retrospective approach to initially adopt IFRS 16 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2019.
Under IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 7.5%.
The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	Mining interests (plant and equipment) - increase of $0.7 million

•	Long term debt (finance leases) - increase of $0.5 million
The net impact on retained earnings on January 1, 2019 was a decrease of $0.1 million
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. There was no accounting impact to the financial statements on adoption of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at March 31, 2019 and December 31, 2018:

		March 31, 2019		December 31, 2018
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	8,050	8,050	4,177	4,177
There were no non-recurring fair value measurements of financial instruments as at March 31, 2019.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended March 31, 2019, there were no transfers between the levels of the fair value hierarchy.
Loss/(gain) on fair value of financial instruments in the Statements of Operations and Comprehensive (Loss)/Income consists of the following:

	Three Months Ended March 31,
	2019	2018
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	3,873	(5,442)
	$3,873	$(5,442)

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at March 31, 2019 and December 31, 2018 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	March 31, 2019	December 31, 2018
Embedded derivative
Risk premium	6.2%	5.0%
Borrowing costs	7.5%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	2.4	2.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the three months ended March 31, 2019:

Fair value
Balance at December 31, 2018	$4,177
Loss on fair value of 7% Convertible Debentures embedded derivative	3,873
Balance at March 31, 2019	$8,050
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.2 million at March 31, 2019.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.3 million at March 31, 2019.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related loss in the Statement of Operations would increase by $1.0 million at March 31, 2019.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	March 31, 2019	December 31, 2018
Stockpiled ore	$7,328	$6,613
In-process ore	3,637	4,188
Materials and supplies	26,373	23,659
Finished goods	470	736
Total	$37,808	$35,196
The cost of inventories expensed for the three months ended March 31, 2019 and 2018 was $43.8 million and $55.7 million, respectively.
Net realizable value adjustments of $0.9 million was recorded for stockpiled ore during the three months ended March 31, 2019 (three months ended March 31, 2018 - $1.2 million).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2018	$478,760	$930,230	$28,569	$1,437,559
Additions	761	288	12,275	13,324
Transfers	(1,467)	13,311	(11,844)	—
Capitalized interest	—	—	579	579
Change in rehabilitation provision estimate	—	(313)	—	(313)
Disposals and other	(467)	—	—	(467)
Balance at March 31, 2019	$477,587	$943,516	$29,579	$1,450,682

Accumulated depreciation
Balance at December 31, 2018	$432,799	$734,120	$—	$1,166,919
Depreciation and amortization	2,496	4,536	—	7,032
Disposals and other	(467)	—	—	(467)
Balance at March 31, 2019	$434,828	$738,656	$—	$1,173,484

Carrying amount
Balance at December 31, 2018	$45,961	$196,110	$28,569	$270,640
Balance at March 31, 2019	$42,759	$204,860	$29,579	$277,198
As at March 31, 2019, equipment under finance leases had net carrying amounts of $3.2 million (December 31, 2018 - $3.0 million). The total minimum lease payments are disclosed in Note 10 - Debt.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	March 31, 2019	December 31, 2018
Trade and other payables	$41,584	$42,947
Accrued liabilities	26,524	25,522
Payroll related liabilities	3,611	10,015
Total	$71,719	$78,484

8. REHABILITATION PROVISIONS
At March 31, 2019, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $72.0 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Three Months Ended March 31, 2019	For the Year Ended December 31, 2018
Beginning balance	$66,225	$70,712
Accretion of rehabilitation provisions	199	691
Changes in estimates	(588)	138
Cost of reclamation work performed	(689)	(5,316)
Balance at the end of the period	$65,147	$66,225

Current portion	$8,885	$7,665
Long term portion	56,262	58,560
Total	$65,147	$66,225

9. DEFERRED REVENUE
On July 28, 2015, the Company through its subsidiary Caystar Finance Co. completed a $130 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. ("RGI"). This Streaming Agreement was subsequently amended on December 30, 2015 to provide an additional $15 million of streaming advance payment. The Streaming percentages were adjusted as follows to reflect the $15 million additional advance payment: From January 1, 2016, the Company will deliver 9.25% of gold production from Wassa and Prestea to RGLD at a cash purchase price of 20% of spot gold. From January 1, 2018, Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production from Wassa and Prestea at a cash purchase price of 30% of spot gold price will be delivered.
During the three months ended March 31, 2019, the Company sold 5,779 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the three months ended March 31, 2019 consisted of $1.5 million of cash payment proceeds and $3.5 million of deferred revenue recognized in the period (see Note 12). The Company has delivered a total of 84,240 ounces of gold to RGLD since the inception of the Streaming Agreement.

	Three Months Ended March 31,
	2019	2018
Beginning balance	$119,948	$109,956
Impact of adopting IFRS 15 on January 1, 2018	—	18,980
Deferred revenue recognized	(3,547)	(3,239)
Interest on financing component of deferred revenue	1,153	1,187
Balance at the end of the period	$117,554	$126,884

Current portion	$14,506	$15,911
Long term portion	103,048	110,973
Total	$117,554	$126,884

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	March 31, 2019	December 31, 2018
Current debt:
Finance leases	$1,344	$1,151
Ecobank Loan III	5,555	5,555
Ecobank Loan IV	4,000	4,000
Vendor agreement	16,959	16,776
Total current debt	$27,858	$27,482
Long term debt:
Finance leases	$441	$532
Ecobank Loan III	13,017	14,380
Ecobank Loan IV	12,717	13,700
7% Convertible Debentures	45,172	44,612
Total long term debt	$71,347	$73,224

Current portion	$27,858	$27,482
Long term portion	71,347	73,224
Total	$99,205	$100,706

7% Convertible Debentures
As at March 31, 2019, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Three Months Ended March 31, 2019	Year Ended December 31, 2018
Beginning balance	$44,612	$42,515
Accretion of 7% Convertible Debentures discount	560	2,097
Balance at the end of the period	$45,172	$44,612

Schedule of payments on outstanding debt as of March 31, 2019:

	Nine months ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	$1,087	$698	$—	$—	$—	2020
Interest	72	12	—	—	—

Ecobank Loan III
Principal	4,167	5,555	5,555	3,611	—	2022
Interest	1,258	1,189	632	101	—

Ecobank Loan IV
Principal	3,000	4,000	4,000	4,000	2,000	2023
Interest	1,203	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	51,498	—	—	2021
Interest	1,803	3,605	3,605	—	—

Vendor agreement
Principal	17,510	—	—	—	—	2019
Interest	1,946	—	—	—	—

Total principal	$25,764	$10,253	$61,053	$7,611	$2,000
Total interest	6,282	6,056	5,084	549	74
	$32,046	$16,309	$66,137	$8,160	$2,074

11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $16.9 million, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.
12. REVENUE
Revenue includes the following components:

	Three Months Ended March 31,
	2019	2018
Revenue - Streaming Agreement
Cash payment proceeds	$1,506	$1,803
Deferred revenue recognized	3,547	3,239
	5,053	5,042
Revenue - Spot sales	62,204	65,777
Total revenue	$67,257	$70,819

13. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended March 31,
	2019	2018
Mine operating expenses	$39,896	$44,146
Severance charges	294	3,394
Operating costs (to)/from metal inventory	(780)	7,041
Inventory net realizable value adjustment and write-off	920	1,163
Royalties	3,474	3,830
	$43,804	$59,574
14. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Income/(Loss), are as follows:

	Three Months Ended March 31,
	2019	2018
Share options	$585	$632
Deferred share units	208	133
Share appreciation rights	(34)	(555)
Performance share units	187	(2,848)
	$946	$(2,638)
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the three months ended March 31, 2019 and 2018 were based on the weighted average assumptions noted in the following table:

	Three Months Ended March 31,
	2019	2018
Expected volatility	50.53%	72.16%
Risk-free interest rate	1.80%	2.38%
Expected lives	5.8 years	5.7 years
The weighted average fair value per option granted during the three months ended March 31, 2019 was $2.50 CAD (three months ended March 31, 2018 - $2.89 CAD). As at March 31, 2019, there was $1.1 million of share-based compensation expense (March 31, 2018 - $1.2 million) relating to the Company's share options to be recorded in future periods. For the three months ended March 31, 2019, the Company recognized an expense of $0.6 million (three months ended March 31, 2018 - $0.6 million).

A summary of option activity under the Company's Stock Option Plan during the three months ended March 31, 2019 and 2018 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2018	3,498	5.28	6.3
Granted	584	5.17	9.9
Exercised	(5)	4.60	8.9
Forfeited	(32)	5.48	8.5
Expired	(55)	8.50	—
Outstanding as of March 31, 2019	3,990	5.22	6.6

Exercisable as of December 31, 2018	2,664	5.42	5.5
Exercisable as of March 31, 2019	3,172	5.25	6.0
As of March 31, 2019, there were 1,420,849 common shares available for grant under the Stock Option Plan (December 31, 2018 - 1,917,767).

Deferred share units ("DSUs")
For the three months ended March 31, 2019 , the DSUs that were granted vested immediately and a compensation expense of $0.2 million was recognized for these grants (three months ended March 31, 2018 - $0.1 million). As of March 31, 2019, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Number of DSUs, beginning of period ('000)	1,086	1,018
Granted	63	32
Exercised	—	(82)
Number of DSUs, end of period ('000)	1,149	968
Share appreciation rights ("SARs")
As of March 31, 2019, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (March 31, 2018 - $0.8 million). For the three months ended March 31, 2019, the Company recognized a recovery of $0.03 million related to these cash settled awards (three months ended March 31, 2018 - $0.6 million recovery).
A summary of the SARs activity during the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Number of SARs, beginning of period ('000)	674	533
Granted	270	304
Exercised	(114)	(14)
Forfeited	(93)	(10)
Expired	(3)	—
Number of SARs, end of period ('000)	734	813
Performance share units ("PSUs")
The final PSU grant vested on December 31, 2018 and, as a result, the Company did not recognize a PSU expense in 2019. For the three months ended March 31, 2018 the Company recognized a recovery of $2.8 million. As at March 31, 2019, the PSU liability of $6.4 million is recognized on the Balance Sheet as other liability.

A summary of the PSU activity during the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Number of PSUs, beginning of period ('000)	1,172	2,720
Settled	—	(1,548)
Number of PSUs, end of period ('000)	1,172	1,172
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the three months ended March 31, 2019, the Company recognized $0.2 million expense (three months ended March 31, 2018 - $nil).
A summary of the PRSU activity during the three months ended March 31, 2019 and 2018:

	Three Months Ended March 31,
	2019	2018
Number of PRSUs, beginning of period ('000)	791	338
Granted	432	479
Number of PRSUs, end of period ('000)	1,223	817

15. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended March 31,
	2019	2018
Interest income	$(534)	$(4)
Interest expense, net of capitalized interest (see Note 6)	3,042	2,735
Interest on financing component of deferred revenue (see Note 9)	1,153	1,187
Net foreign exchange (gain)/loss	(313)	651
Accretion of rehabilitation provision	199	214
	$3,547	$4,783
On February 1, 2018, Prestea Underground mine achieved commercial production, therefore no capitalized interest was recorded since.
16. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended March 31,
	2019	2018
Current expense:
Canada	$—	$—
Foreign	926	—
Deferred tax expense:
Canada	—	—
Foreign	6,276	2,891
Tax expense	$7,202	$2,891
The deferred tax expense results from the expected utilization of tax losses at Wassa.

17. (LOSS)/INCOME PER COMMON SHARE
The following table provides a reconciliation between basic and diluted (loss)/income per common share:

	Three Months Ended March 31,
	2019	2018
Net (loss)/income attributable to Golden Star shareholders	$(1,924)	$1,015
Adjustments:
Interest expense on 7% Convertible Debentures	—	889
Accretion of 7% Convertible Debentures discount	—	492
Loss/(gain) on fair value of 7% Convertible Debentures embedded derivative	—	(5,442)
Diluted loss	$(1,924)	$(3,046)

Weighted average number of basic shares (millions)	108.8	76.2
Dilutive securities:
7% Convertible Debentures	—	11.4
Weighted average number of diluted shares (millions)	108.8	87.6

(Loss)/income per share attributable to Golden Star shareholders:
Basic	$(0.02)	$0.01
Diluted	$(0.02)	$(0.03)
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the three months ended March 31, 2019 and 2018 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended March 31,
	2019	2018
Salaries, wages, and other benefits	$701	$792
Bonuses	328	333
Share-based compensation	732	(1,738)
	$1,761	$(613)

19. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended March 31,	Wassa	Prestea	Other	Corporate	Total
2019
Revenue	53,992	13,265	—	—	67,257
Mine operating expenses	23,433	16,463	—	—	39,896
Severance charges	225	69	—	—	294
Operating costs from metal inventory	323	(1,103)	—	—	(780)
Inventory net realizable value adjustment and write-off	—	920	—	—	920
Royalties	2,799	675	—	—	3,474
Cost of sales excluding depreciation and amortization	26,780	17,024	—	—	43,804
Depreciation and amortization	4,372	2,490	—	—	6,862
Mine operating margin/(loss)	22,840	(6,249)	—	—	16,591
Income tax expense	7,202	—	—	—	7,202
Net income/(loss) attributable to non-controlling interest	1,438	(2,173)	—	—	(735)
Net income/(loss) attributable to Golden Star	12,410	(4,520)	(1,493)	(8,321)	(1,924)

Capital expenditures	11,066	2,076	—	—	13,142

2018
Revenue	$45,352	$25,467	$—	$—	$70,819
Mine operating expenses	21,226	22,920	—	—	44,146
Severance charges	3,394	—	—	—	3,394
Operating costs from metal inventory	3,251	3,790	—	—	7,041
Inventory net realizable value adjustment and write-off	—	1,163	—	—	1,163
Royalties	2,366	1,464	—	—	3,830
Cost of sales excluding depreciation and amortization	30,237	29,337	—	—	59,574
Depreciation and amortization	5,608	2,613	—	—	8,221
Mine operating margin/(loss)	9,507	(6,483)	—	—	3,024
Income tax expense	2,891	—	—	—	2,891
Net income/(loss) attributable to non-controlling interest	537	(1,947)	—	—	(1,410)
Net income/(loss) attributable to Golden Star	$4,667	$(5,286)	$(2,083)	$3,717	$1,015

Capital expenditures	$6,606	$4,976	$—	$—	$11,582
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
March 31, 2019
Total assets	$191,821	$148,496	$1,458	$72,305	$414,080

December 31, 2018
Total assets	$181,446	$147,815	$898	$87,828	$417,987

Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.
20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three months ended March 31, 2019 and 2018, there was no payment of income taxes. The Company paid $2.8 million of interest during the three months ended March 31, 2019 (three months ended March 31, 2018 - $2.8 million).
Changes in working capital for the three months ended March 31, 2019 and 2018 are as follows:

	Three Months Ended March 31,
	2019	2018
(Increase)/decrease in accounts receivable	$(2,044)	$1,008
(Increase)/decrease in inventories	(3,493)	4,953
Decrease in prepaids and other	51	693
Decrease in accounts payable and accrued liabilities	(10,012)	(11,435)
Total changes in working capital	$(15,498)	$(4,781)
Other includes the following components:

	Three Months Ended March 31,
	2019	2018
Loss on disposal of assets	$—	$67
Inventory net realizable value adjustment and write-off	920	1,163
(Gain)/loss on fair value of marketable securities	(3)	132
Accretion of vendor agreement	183	183
Accretion of rehabilitation provisions (see Note 8)	199	214
Amortization of financing fees	42	104
Accretion of 7% Convertible Debentures discount	560	492
Interest on lease obligation (see Note 3A)	8	—
Gain on reduction of rehabilitation provisions	(275)	(794)
Interest on financing component of deferred revenue (see Note 9)	1,153	1,187
	$2,787	$2,748
Non-cash changes of liabilities arising from financing activities
During the three months ended March 31, 2019 and 2018, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended March 31,
	2019	2018
Accretion of debt	$785	$778